UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2025

Commission File Number: 001-41856

Carbon Revolution Public Limited Company

(Exact name of registrant as specified in its charter)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of

Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Unaudited interim financial results for the six months ended December 31, 2024

Carbon Revolution Public Limited Company (the “Company”) is furnishing this Form 6-K to provide its unaudited interim financial results as of, and for the six months ended December 31, 2024, which are furnished as Exhibit 99.1.

The Condensed Consolidated Statement of Financial Position and Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income contained herein do not include accompanying notes or management discussion and analysis. They have been prepared on a going concern basis but there has been no assessment of the appropriateness of preparation on a going concern basis and they do not imply any representation on the Company’s ability to operate as a going concern for the next 12 months. They have not been reviewed or audited by the Company’s auditor. An assessment of the appropriateness of presentation on a going concern basis is anticipated to be undertaken as part of the audit of the financial statements for the fiscal year ended June 30, 2025, to be included in the Company’s Annual Report on Form 20-F for such period.

The accounting policies of the Company described in each of subsection E, “Critical Accounting Policies and Estimates” of Item 5 – Operating and Financial Review and Prospects and in the notes to the Company’s audited financial statements set forth in Item 18 – Financial Statements of the Company’s FY24 Annual Report on Form 20-F filed with the SEC on May 14, 2025, remain applicable.

Restatement of December 31, 2023 comparative financial information

The Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income includes comparative financial information for the six months to December 31, 2023. These figures were previously disclosed on July 26, 2024. On November 1, 2024 the Company disclosed amendments to the December 31, 2023 financial information. Those amendments are reflected in the reports contained herein. A further adjustment was made to the December 31, 2023 figures to reflect an increase in depreciation of $1.15 million USD to correct capitalization dates, impacting cost of goods sold.

Program cancellations and important business update

As previously disclosed in the Company’s release of July 25, 2025, the Company has a number of new programs entering, or expected to enter, production in the near-term, however, as a result of a decline in the volume of wheels ordered or projected to be ordered by certain customers, the Company revised its revenue forecasts downward and slowed its initial short-term expansion plans.

The Company has continued to experience lower than expected demand for certain programs, especially those tied to the EV space. The weakening of the broader EV market has led to the early cancellation of two programs by a customer, which the Company had initially expected to contribute substantial wheel volumes. The Company is pursuing claims in relation to these cancelled programs.

In addition, as disclosed in the Company’s release of June 3, 2025, the Company is currently not in compliance with certain Nasdaq continued listing requirements. The Company has submitted a plan of compliance to Nasdaq where it has sought an extension in accordance with its plan and is waiting for Nasdaq’s determination. However, even if such plan is accepted, the Nasdaq staff only has the discretion to grant an exception for regaining compliance until November 26, 2025.

Notwithstanding the additional US$5 million of OIC funding announced today (and the expected release of a further US$2 million of OIC funding), the Company expects that it may need to obtain additional funding in the short term and is actively seeking other strategic alternatives to be completed within this fiscal year (ending June 30, 2026).

In order to obtain sufficient liquidity to fund its business and operations, the extent of which funding need is partially dependent upon the outcome of the customer claims being pursued by the Company mentioned above, as well as to contribute towards regaining compliance with Nasdaq continued listing requirements, the Company is exploring other potential strategic and financing options, a portion of which may need to be obtained significantly earlier than the end of the Company’s fiscal year. The Company makes no assurances that it will be able to secure any of the aforementioned on satisfactory terms, or at all.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Financial Results as of, and for, the Six Months Ended December 31, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Carbon Revolution Public Limited Company

Date: October 31, 2025
	By:	/s/ Donald Hampton, Jr.
	Name:	Donald Hampton,Jr.
	Title:	Chief Executive Officer